This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 14, 2007

Item 3.

Press Release

May 14, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announced that it will be restating its financial statements for the year ended December 31, 2006 to adjust for inventory errors.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Praveen Varshney

President

Director

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of May, 2007.	“Praveen Varshney”
Praveen Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, May 14, 2007

 (No.2007-05-10)

RESTATEMENT OF 2006 FINANCIAL RESULTS

Victoria, British Columbia, Canada – Monday, May 14, 2007 - Carmanah Technologies Corporation (TSX: CMH) will be restating its financial statements for the year ended December 31, 2006 to adjust for inventory errors.

The result of the correction is an increase in cost of goods sold by $753,000, a reduction in inventory of $385,000 and an increase in accounts payable of $368,000.  The correction also reduces net income by $499,000, resulting in a net loss of $365,000 ($0.01 loss per share) for the year ended December 31, 2006.

Cause of Restatement

In the process of preparing its Q1 2007 financial statements, the Company’s review procedures around inventory-related adjustments indicated that a significant number of these adjustments were connected to Carmanah’s 2006 year end inventory count.

Two causes have been identified for the errors:

1.

Goods physically received near year end were not recorded in the Company's ERP system.  These goods were included in the physical count but no corresponding liability was identified.  Identification of this error was delayed because (1) the original invoice was misdirected to a former company location and (2) there was a 90 day settlement period with the vendor.

2.

Inventory count errors related to improper item identification during the physical count.  These errors resulted in a difference in the value of items being counted as compared to their actual value.  In addition, mislabeling of carton quantities by one of the Company’s suppliers caused a discrepancy in quantity.

The errors above were detected in part due to enhanced cycle counting of inventory instituted in the first quarter of 2007.  In addition to ongoing cycle count activity, management recently performed a count of key inventory items which did not indicate any additional material errors.

The company will file its restated financial statements as soon as possible.

The following financial data present the line items affected by the restatement on Carmanah’s previously issued consolidated financial statements for the year ended December 31, 2006.

	Previously Reported	Adjustments	As Restated
As at December 31, 2006
Consolidated Balance Sheet
Inventories	20,737,841	(385,000)	20,352,841
Future income taxes	1,473,484	94,831	1,568,315
Accounts payable and accrued liabilities	7,963,883	368,000	8,331,883
Income taxes payable	389,097	(158,658)	230,439
Retained earnings	493,064	(499,511)	(6,447)

Year ended December 31, 2006
Consolidated Statement of Operations
Cost of sales	41,147,512	753,000	41,900,512
Gross profit	21,298,348	(753,000)	20,545,348
Operating income	1,154,576	(753,000)	401,576
Earnings before income taxes	1,338,503	(753,000)	585,503
Income tax expense	1,204,017	(253,489)	950,528
Net earnings	134,486	(499,511)	(365,025)

Consolidated Statement of Cash Flows
Net earnings	134,486	(499,511)	(365,025)
Future income taxes (recovery)	(516,133)	(94,831)	(610,964)
Net changes in non-cash working capital	(10,298,589)	594,342	(9,704,247)

There were no changes to investing or financing cash flows

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.